EX.99(k)(4)

SHAREHOLDER SERVICES AGREEMENT

SHAREHOLDER SERVICES AGREEMENT made as of the          day of                     , 2013, by and between the BMO Lloyd George Frontier Markets Equity Fund (the “Fund”), a Delaware statutory trust, and BMO Asset Management Corp., an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a Delaware corporation (“BMO”).

WHEREAS, the Fund is a non-diversified, closed-end management investment company that operates as an interval fund registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, BMO serves as investment adviser to the Fund pursuant to an Investment Advisory Agreement dated                     , 2013, between BMO and the Fund (“Advisory Agreement”), the terms of which are limited to the provision of investment advisory services and certain related services which are expressly delineated in the Advisory Agreement; and

WHEREAS, the Fund desires to retain BMO to provide it with shareholder services, and BMO is willing to render such services;

NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein, the parties hereto agree as follows:

1.         The Fund hereby appoints BMO to render or cause to be rendered personal services to shareholders of the Fund and/or the maintenance of accounts of shareholders of the Fund (“Services”) and BMO accepts such appointment and agrees to provide or cause to be provided Services that, in its best judgment, are necessary or desirable for shareholders of the Fund. BMO agrees to provide Services including but not limited to the following: reviewing the activity in applicable accounts; providing training and supervision of its personnel; coordinating the distribution of current copies of prospectuses, statements of additional information and shareholder reports to current shareholders; serving as liaison with other Fund service providers in connection with shareholder matters; responding to shareholder inquiries and correspondence; and surveying shareholders for information concerning satisfaction with mutual fund products and services. In addition to providing Services directly to shareholders of the Fund, BMO may select, negotiate and subcontract with third parties for the performance of additional Services including but not limited to the following: establishing new accounts; processing transactions including purchases, repurchases; maintaining files, i.e., processing change of addresses, adding/changing wiring instructions or systematic investment/withdrawal plans; maintaining and distributing current copies of prospectuses, statements of additional information and shareholder reports to current shareholders; responding to customers’ questions about the Fund and classes of the Fund (“Classes”); maintaining files of shareholder inquiries and correspondence; and verifying shareholder signatures in conjunction with repurchases or changes in account classifications.

Nothing contained herein shall be construed to authorize BMO to act as transfer agent of the Fund or Classes or to perform any services hereunder primarily intended to result in the sale of shares of the Fund or the Classes. BMO further agrees to provide the Fund, upon request, a written description of any other shareholder services that BMO is providing hereunder.

2.         During the term of this Agreement, the Fund will pay BMO and BMO agrees to accept as full compensation for its services rendered hereunder a fee as set forth in Exhibit 1 hereto.

For the payment period in which this Agreement becomes effective or terminates with respect to the Fund, there shall be an appropriate proration of the monthly fee on the basis of the number of days that this Agreement is in effect with respect to the Fund during the month.

3.         This Agreement may be terminated as follows:

(a)	at any time with respect to the Fund, without the payment of any penalty, by the vote of a majority of the Board of Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund as defined in the 1940 Act on sixty (60) days’ written notice to the parties to this Agreement; and
(b)	by any party to the Agreement without cause by giving the other party at least sixty (60) days’ written notice of its intent to terminate.

4.         BMO agrees to obtain, or confirm that the transfer agent has obtained, a taxpayer identification number certification from each shareholder of the Fund to which Services are provided that it is required under Section 3406 of the Internal Revenue Code, and any applicable Treasury regulations, and to provide, or cause to be provided, the Fund or its designee with timely written notice of any failure to obtain such taxpayer identification number certification to enable the implementation of any required backup withholding.

5.         BMO shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. BMO shall be entitled to rely on and may act upon advice of counsel (who may be counsel for the Fund) on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to such advice. Any person, even though also an officer, trustee, partner, employee or agent of BMO, who may be or become a member of the Fund’s Board of Trustees, officer, employee or agent of the Fund, shall be deemed, when rendering services to the Fund or acting on any business of the Fund (other than services or business in connection with the duties of BMO hereunder) to be rendering such services to or acting solely for the Fund and not as an officer, trustee, partner, employee or agent or one under the control or direction of BMO even though paid by BMO. This Section 5 shall survive termination of this Agreement.

6.         No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which an enforcement of the change, waiver, discharge or termination is sought.

7.         BMO acknowledges and agrees that all persons extending credit to, contracting with or having any claim against the Fund (including any claims arising hereunder) shall look only to the

Fund’s assets for payment under such credit, contract or claim and neither the shareholders of the Fund nor the Board of Trustees of the Fund, nor any of the Fund’s officers, employees or agents, whether past, present or future, shall be liable for such credit, contract or claim.

8.         BMO agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Fund all the records and other information relative to the Fund and prior, present, or potential Shareholders, and not to use such records and information for any purpose other than performance of its responsibilities hereunder. Notwithstanding the foregoing, in accordance with SEC Regulation S-P, BMO acknowledges that the Fund may disclose shareholder nonpublic personal information (“NPI”) to BMO solely in furtherance of fulfilling BMO’s contractual obligations under this Agreement in the ordinary course of business to support the Fund and its shareholders. BMO agrees to be bound to use and redisclose such NPI only for the limited purposes of processing transactions and servicing customer relationships; for specified law enforcement and miscellaneous legally permitted purposes; and as a Fund service provider or in connection with joint marketing arrangements solely at the direction and discretion of the Funds, each in accordance with the limited exceptions set forth in 17 CFR §§248.13, 248.14 and 248.15, respectively. BMO further represents and warrants that, in accordance with 17 CFR §248.30, it has implemented safeguards by adopting policies and procedures reasonably designed to insure the security and confidentiality of records and NPI of Fund customers; protect against any anticipated threats or hazards to the security or integrity of Fund customer records and NPI; and protect against unauthorized access to or use of such Fund customer records or NPI that could result in substantial harm or inconvenience to any Fund customer. BMO agrees to maintain the confidentiality of any NPI it receives from the Fund in connection with this Agreement or any joint marketing arrangement beyond the termination date of this Agreement.

9.         Notices of any kind to be given hereunder shall be in writing (including a facsimile communication) and shall be duly given if delivered to the Fund at the following address: BMO Lloyd George Frontier Markets Equity Fund, 111 East Kilbourn Avenue, Suite 200, Milwaukee, Wisconsin 53202-6672, Attention: John M. Blaser, and if delivered to BMO at 111 East Kilbourn Avenue, Suite 200, Milwaukee, Wisconsin 53202-6672, Attention: John M. Blaser.

10.       This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject hereof whether oral or written. If any provision of this Agreement shall be held or made invalid by a court or regulatory agency decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law; provided, however, that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation promulgated by the Securities and Exchange Commission thereunder.

11.       This Agreement may be executed by different parties on separate counterparts, each of which, when so executed and delivered, shall be an original, and all such counterparts shall together constitute one and the same instrument.

12.       This Agreement shall not be assigned by any party without the prior written consent of the other party, except that any party may assign to a successor all or a substantial portion of its business to a party controlling, controlled by, or under common control with such party. Nothing in this Section 12 shall prevent BMO from delegating its responsibilities to another entity to the extent provided herein.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designed below as of the day and year first above written.

BMO LLOYD GEORGE FRONTIER		BMO ASSET MANAGEMENT CORP.
MARKETS EQUITY FUND

By:		By:
Name:	John M. Blaser	Name:	Steven J. Arquilla
Title:	President	Title:	Chief Operating Officer

Exhibit 1

Shareholder Services Agreement

Pursuant to Section 2 of this Agreement, BMO agrees to accept as full compensation for its services rendered hereunder a fee at an annual rate, calculated daily and payable monthly, equal to an amount up to the percentage of average daily net assets of the Fund, as set forth below:

Fund/Class	Shareholder Services Fee	Effective Date

BMO Lloyd George Frontier Markets Equity Fund – Class Y Shares	0.25%	, 2013

Executed as of this          day of                     , 2013.

BMO LLOYD GEORGE FRONTIER	BMO ASSET MANAGEMENT CORP.
MARKETS EQUITY FUND

By:	By:
Name:	Name:
Title:	Title: